EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the contents of this Document (as defined below) or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction.

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Notice of 2024 Annual General Meeting

The details and instructions in connection with the Annual General Meeting of Birkenstock Holding plc (the “Company”) to be held at 11:00 a.m. Greenwich Mean Time on May 15, 2024, in its jurisdiction of incorporation at La Mare Wine Estate, La Rue de la Hougue Mauger, JE3 3BA Jersey, St Mary, Channel Islands, are set out in this Notice of Annual General Meeting (this “Document”).

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by that shareholder. A proxy need not be a shareholder of the Company.

Only those persons entered on the register of members of the Company as of March 26, 2024 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of ordinary shares registered in their names at that time.

Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed, and returned so as to reach the Company’s proxy tabulator, Computershare Trust Company, N.A., at P.O. Box 43101, Providence, Rhode Island 02940-5067, United States, or submitted by internet or telephone, by no later than 2:00 p.m. Greenwich Mean Time on May 14, 2024 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chair of the meeting or the company secretary or any director at the original meeting, or at such address and by such time as the chair of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the “Jersey Companies Law”)) before the time fixed for the adjourned meeting).

If you beneficially own ordinary shares in the Company via The Depository Trust Company (“DTC”) system as of the Record Date, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of your shares.

The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so. However, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

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LETTER FROM OUR CHAIR OF THE BOARD OF DIRECTORS

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Directors:	Registered Office:
Alexandre Arnault J. Michael Chu – Chair of the Board of Directors Ruth Kennedy Nisha Kumar Anne Pitcher Nikhil Thukral Oliver Reichert – Chief Executive Officer of the Birkenstock Group	Birkenstock Holding plc 47 Esplanade St Helier Jersey JE1 0BD Channel Islands

April 5, 2024

Annual General Meeting – 2024

Dear Shareholder,

This year, Birkenstock will celebrate a significant milestone – the brand’s 250th anniversary. There are few consumer brands that have had continuous operations for such a long period of time, a distinctive attribute that underscores the uniqueness of the brand.

But what makes Birkenstock so special that it is able to resonate with consumers for this many years? At its core, Birkenstock is a purpose-built brand which enables its users to walk (again) as nature originally intended. The Company’s original purpose was to create a shoe that supports and contours the foot. This was further augmented with the design of the fussbett (footbed) in the late 19th century. Throughout this time, Birkenstock remained deeply rooted and committed to its product function, quality and tradition. And the ethos of the brand since its inception, indeed its mission, remains the same: to touch and positively impact all people no matter where they live or what stage of life they may be in. It is a truly democratic brand and product.

As we look back at what the Company has achieved over its illustrious history, 2023 was one of the most notable and special years. The transition from a multi-generational family business to a public company was completed this past year. This journey traces its roots back to the original workshops of brothers Johannes and Johann Adam Birkenstock and into the halls of the New York Stock Exchange, where it listed this past October. This journey could only have happened with a highly capable and dedicated team and a decade-plus financial record of strong and disciplined growth, underpinned by gross margins of over 60% and operating profitability of over 30%.

Throughout the past year, the Company delivered on numerous key milestones, including realizing its ambitious goal of opening a large new production facility in Pasewalk – the largest single investment in the Company’s history. This expansion will now support the brand’s accelerated growth into both existing and new regions of the world where we know consumer demand exists, but we were never able to meet this demand with our products. And with a captive supply-chain where approximately 95% of our products are made or assembled in Germany, we know that this expansion will come with the same high standards and product quality as in the Company’s prior years. The future remains bright and the journey of positively impacting all people continues one shoe and one step at a time.

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We look forward to discussing all these developments at our Annual General Meeting to be held at 11:00 a.m. Greenwich Mean Time on May 15, 2024 in the Company’s jurisdiction of incorporation at La Mare Wine Estate, La Rue de la Hougue Mauger, JE3 3BA Jersey, St Mary, Channel Islands.

Today as we celebrate 250 years of history, Birkenstock ranks among the most iconic brands in the world. However, in many ways, this is just the beginning of the journey as we continue our growth as a public company. We thank you all for joining us on this road and we believe that the best is yet to come.

Yours sincerely,

J. Michael Chu

Chair of the Board of Directors

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NOTICE OF ANNUAL GENERAL MEETING

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Notice is hereby given that the annual general meeting of Birkenstock Holding plc (the “Company”) will be held at 11:00 a.m. Greenwich Mean Time on May 15, 2024, in its jurisdiction of incorporation at La Mare Wine Estate, La Rue de la Hougue Mauger, JE3 3BA Jersey, St Mary, Channel Islands (the “Annual General Meeting”).

You will be asked to consider and vote upon the ordinary resolutions and the special resolution set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll.

ORDINARY RESOLUTIONS

1.	To receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2023, together with the auditor’s report.

2.	To re-appoint J. Michael Chu as a Class I director of the Company.

3.	To re-appoint Anne Pitcher as a Class I director of the Company.

4.

To re-appoint an appropriate member of the global organization of member firms of Ernst & Young Global Limited, being EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (formerly known as Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft) (“EY”) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025.

SPECIAL RESOLUTION

5.	That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows:

a.

Article 16.5 shall be deleted in its entirety and replaced by a new Article 16.5 as follows: “The Directors shall select any Director or Person willing to act to preside as chair at each general meeting.”

b.

Article 16.6 shall be deleted in its entirety and replaced by a new Article 16.6 as follows: “If no chair has been selected in accordance with Article 16.5, or if at any general meeting the chair is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Members Present shall choose any Person Present to be chair of that meeting.”

April 5, 2024

By order of the board of directors (the “Board”)

Crestbridge Corporate Services Limited, Company Secretary

Registered Office:

47 Esplanade, St Helier, Jersey JE1 0BD, Channel Islands

Registered in Jersey No. 148522

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Important Notes

Entitlement to Attend and Vote

1.

Registered holders: The Company, pursuant to its amended and restated articles of association (the “Articles”), specifies that only those persons entered on the register of members of the Company as of March 26, 2024 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Beneficial owners,” instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders.

2.

Beneficial owners: If you beneficially own our ordinary shares in “street name” through Cede & Co., as nominee for The Depository Trust Company, as of the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your ordinary shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Computershare Trust Company, N.A., at P.O. Box 43101, Providence, Rhode Island 02940-5067, United States, or be submitted by internet, by no later than 11:59 p.m. Eastern Time on May 13, 2024. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the ordinary shares at the Record Date.

Appointment and Instruction of Proxies

3.

Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by that shareholder. A proxy need not be a shareholder of the Company.

4.

Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. To be valid, any Form of Proxy must be received by post at Computershare Trust Company, N.A., at PO Box 43101, Providence, Rhode Island 02940-5067, United States, or submitted by internet or telephone, by no later than 2:00 p.m. Greenwich Mean Time on May 14, 2024 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chair of the meeting or the company secretary or any director at the original meeting, or at such address and by such time as the chair of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to www.investorvote.com/BIRK.

5.

Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your ordinary shares should be voted on each item, the person(s) named as proxy or proxies (provided the person(s) named are not any of our directors) will vote or abstain from voting at their discretion. If you appoint any of our directors as your proxy on any resolution, they will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as they think fit in relation to any other matter which is put before the Annual General Meeting.

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6.

Authorized signatories voting by proxy: In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose.

7.

Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

8.

Joint shareholders: If more than one of the joint holders of an ordinary share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s), seniority being determined by the order in which the names stand in the register in respect of the relevant share.

9.

Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if they wish to do so; however, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

10.

Voting standard: Resolutions 1, 2, 3 and 4 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3 and 4. Resolution 5 will be proposed as a special resolution. This means that, to pass, two-thirds of the votes cast must be in favor of resolution 5.

11.

Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

12.

Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding ordinary shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 4; however, we expect that they will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your ordinary shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your ordinary shares on the proposal, resulting in a “broker non-vote.” A broker non-vote is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. However, the vote will count as present and entitled to vote for purposes of determining a quorum. Therefore, it is important for a shareholder that holds ordinary shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its ordinary shares to count for all proposals.

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Corporate Representatives

13.

Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting.

14.

Evidence of authority: The Board or any director or the company secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate.

15.

Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

Voting

16.	At the meeting voting on each resolution will be by way of a poll.

Communications

17.

Members who have general queries about the Annual General Meeting should contact the Company at ir@birkenstock-holding.com. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance

18.

Quorum: The requisite quorum for the Annual General Meeting shall be present where one or more shareholders are present in person or by proxy who hold or represent ordinary shares conferring not less than a majority of the total voting rights of all the Members entitled to vote at the general meeting, unless such shareholder is the chairperson of the Annual General Meeting.

19.

Attendance in Person: Shareholders planning to attend the Annual General Meeting in person must register and obtain an admission ticket in advance, and bring such admission ticket to the Annual General Meeting to gain access. If you are a registered holder of our ordinary shares, please register by emailing ir@birkenstock-holding.com. You can find your admission ticket attached to your Form of Proxy. If you beneficially own our ordinary shares in “street name” through Cede & Co., as nominee for The Depository Trust Company, as of the Record Date, then, in order to attend the Annual General Meeting and vote in person, you must obtain and provide when you request an admission ticket, a legal proxy from your broker or nominee, together with a proof of such record holder with respect to the holding of the ordinary shares at the Record Date. To register and request an admission ticket, please email ir@birkenstock-holding.com. Requests for registration and admission tickets will be processed in the order in which they are received and must be submitted no later than 11:59 p.m. Eastern Time on May 13, 2024. If you are attending the Annual General Meeting in person, you will be required to present valid, government-issued photo identification, such as a driver’s license or passport, and an admission ticket to be admitted to the Annual General Meeting. Shareholders, or their proxies, intending to attend the Annual General Meeting in person are also requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 11:00 a.m. Greenwich Mean Time on May 15, 2024, so that their shareholding may be checked against the Company’s register of members and attendances recorded. Such in-person registration procedures will close ten minutes before the Annual General Meeting begins. If you do not provide an admission ticket and government-issued photo identification or do not comply with the other registration procedures described above, you will not be admitted to the Annual General Meeting.

Other

20.

Notice: A copy of this Notice can be found at https://www.birkenstock-holding.com. Should you wish to request a further copy of this document, please send your request to the Company at ir@birkenstock-holding.com.

21.

Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers and employees may also solicit proxies on our behalf in person or by telephone, email or facsimile, but they do not receive additional compensation for providing those services.

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EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account.

We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K promptly after the Annual General Meeting.

Resolution 1 – Annual Report and Accounts for the Fiscal Year Ended September 30, 2023

As a company organized under the laws of the Bailiwick of Jersey, for each fiscal year audited accounts and an independent auditor’s report on the financial statements to shareholders must be laid before an annual general meeting. Those to be laid before the Annual General Meeting are the consolidated accounts and auditor’s report in respect of the fiscal year ended September 30, 2023. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 18, 2024. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the accounts and auditor’s report. The Annual Report, containing the accounts and the independent auditor’s report of the Company, will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company.

Resolutions 2 and 3 – Re-Appointment of Class I Directors

Under the Company’s Articles, the Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.”

In accordance with Article 25.1 of the Articles, at the first annual general meeting of the Company, each director in Class I, being J. Michael Chu and Anne Pitcher, shall retire from office, but shall be eligible for re-appointment. If re-appointed, they shall be entitled to serve until the date of the Company’s 2027 annual general meeting.

Each re-appointment shall be considered as a separate resolution in accordance with Article 25.4 of the Articles.

Biographical details of the director nominees up for re-appointment at the meeting are set out below.

Class I Director Nominees Whose Terms Expire at the Annual General Meeting

J. Michael Chu has served as a director since April 2021 (including service as a director of the Company’s immediate parent, BK LC Lux MidCo S.à r.l. ) and has served as the chair of the board of directors since October 2023. Mr. Chu has served as the Global Co-Chief Executive Officer and the co-founder of L Catterton since 1989. Mr. Chu also serves on the boards of directors of various portfolio investments of the L Catterton funds. Prior to forming L Catterton, Mr. Chu held a variety of senior positions with First Pacific Company, a Hong Kong-based publicly listed investment and management company, which he joined in 1983. His positions at First Pacific included Vice President and Corporate Treasurer, First Pacific (Hong Kong); Director of Finance, Hagemeyer N.V. (Netherlands); Vice President and Treasurer, Hibernia Bank (San Francisco); Chief Operating Officer, Comtrad, Inc. (New York); and Chief Operating Officer, Doyle Graf Raj (New York), an advertising firm. Mr. Chu graduated with a B.A. with highest honors in Psychology and Economics from Bates College, where he served for 18 years as a member of its Board of Trustees. He is also a member of the Committee of 100, the leading Chinese-American philanthropic organization.

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Anne Pitcher has served as a director since October 2023. Ms. Pitcher has worked within the retail, luxury fashion and department store sectors since 1976. Ms. Pitcher currently serves as a director for Wittington Investments Limited (Holt Renfrew), National Gallery Group and Berry Brothers and Rudd. Ms. Pitcher was previously Managing Director of Selfridges Group from 2019 to 2022 and was Managing Director at Selfridges & Co. from 2015 through 2019. From 2004 to 2019, she served as Buying and Merchandising Director at Selfridges & Co. While Ms. Pitcher served at Selfridges, it was voted “Best Department Store in the World” by the Intercontinental Group of Department Stores on four consecutive occasions, which was a record in the history of the award. Ms. Pitcher also spearheaded the development of the Buying Better, Inspiring Change strategy, to forge a sustainable vision for Selfridges, which was awarded The Best Sustainability Campaign by a department store at The Global Department Store Summit in 2016. Prior to her time at Selfridges, Ms. Pitcher held positions at both Harvey Nichols and Harrods.

Information on our corporate governance and on compensation paid to our directors starts on page 79 of the Annual Report and Accounts. The Board currently consists of seven members. The Board has established an audit committee, which consists of Ruth Kennedy, Nisha Kumar, Anne Pitcher and Nikhil Thukral, with Nisha Kumar serving as the chairperson. As a “foreign private issuer,” the Company is entitled to rely on exemptions from certain corporate governance requirements of the New York Stock Exchange (“NYSE”). Among other things, the Company takes advantage of the exemption from the requirement that the Company have a compensation committee and a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities. Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and NYSE rules require us to have all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within this time period.

Resolution 4 – Re-Appointment of Auditor

Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

EY has expressed its willingness to continue in office as auditor, and resolution 4 approves the re-appointment of EY as auditors of the Company until the conclusion of the next annual general meeting.

EY has served as our independent registered public accounting firm for fiscal years 2023 and 2022. Our auditor’s fees for professional services are as follows:

	Year Ended September 30,
(Euros in millions)	2023	2022
Audit fees(1)	3.8	3.2
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
Total	3.8	3.2

___________________________

(1) “Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by EY for the audit of our annual financial statements and review of our interim financial statements.

(2) “Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under audit fees.

(3) “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by EY for tax compliance and tax advice.

(4) “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by EY. All of the above-listed services related to our Company and provided by EY have been pre-approved by the audit committee.

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Resolution 5 – Articles Amendment

Our Board proposes that shareholders vote “FOR” and approve the adoption of the amended articles 16.5 and 16.6 of the Articles of the Company as provided on page 4 above (the “Amended Articles”), to the exclusion of, the existing articles 16.5 and 16.6 of the Articles of the Company.

This is a special resolution. It is proposed that the Company adopt the Amended Articles in replacement of the Company’s existing articles 16.5 and 16.6 of the Articles with effect from the conclusion of the Annual General Meeting.

If the shareholders do not approve this proposal, the Board will consider the reasons that the shareholders did not approve the proposal, if known, and may seek shareholder reconsideration of the proposal or a revised proposal at another general meeting of shareholders.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Financials section of the Company’s website at https://www.birkenstock-holding.com. Shareholders may download a copy of these documents without charge at https://www.birkenstock-holding.com.

The Company is subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.

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